[Letterhead of Wilson Sonsini Goodrich & Rosati, Professional Corporation]

May 23, 2005

VIA EDGAR

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Bret Johnson, Division of Corporation Finance

Re:	Taser International, Inc.
Staff’s Letter Dated April 21, 2005 Regarding Form 8-K Filed on April 20, 2005

Ladies and Gentlemen:

     We are counsel to Taser International, Inc. (the “Company”). We write on behalf of the Company in response to the Staff’s letter dated April 21, 2005 (the “Staff’s Letter”) addressed to Daniel M. Behrendt, Chief Financial Officer of the Company.

     For the convenience of the Staff, we have repeated the text of the Staff’s comment below, together with the Company’s response.

Staff Comment 1. You have disclosed that you intend to file restated financial statements. However, you have not indicated when you intend to do so. Please tell us when you intend to file restated financial statements. We may have further comments after you file the restated financial statements.

We remind you that when you file your restated Form 10-KSB you should appropriately address the following:

•	an explanatory paragraph in the reissued audit opinion,

•	full compliance with APB 20, paragraphs 36 and 37,

•	fully update all affected portions of the document, including MD&A

•	updated Item 8. disclosures should include the following:

•	a discussion of the restatement and the facts and circumstances surrounding it,

•	how the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures,

•	changes to internal controls over financial reporting, and

•	anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

Refer to Items 307 and 308(c) of Regulation S-B.

•	include all updated certifications

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
May 23, 2005

Company Response: The Company is filing a Form 10-KSB/A on the date hereof with its restated financial statements. The Company has addressed the other portions of the Staff’s comment in the reissued audit opinion, note 11 to financial statements, Item 8A and other affected portions of the document. The Company has also included updated certifications as exhibits 31.1, 31.2, 32.1 and 32.2 to the filing.

     In addition, as requested in the Staff’s Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Feel free to contact the undersigned if you have any further comments or questions.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ J. Robert Suffoletta

J. Robert Suffoletta

cc: Daniel M. Behrendt

JRS:deh